SEC File No. 70-9793

                                     And

                             SEC FILE NO. 70-9941



                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549



                           CERTIFICATE PURSUANT TO

                                   RULE 24

                           OF PARTIAL COMPLETION OF

                                 TRANSACTIONS



                              FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :     Certificate Pursuant
                                    :     to Rule 24 of Partial
                                    :     Completion of
                                    :     Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

      The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. During the period January 1, 2002 through March 31, 2002, there were no sales of common stock or Preferred Securities by FirstEnergy.

2. FirstEnergy issued 383,324 shares of common stock pursuant to options granted under employee benefit plans and dividends reinvestment plans during the first quarter of 2002.

3. During the period January 1, 2002 through March 31, 2002, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

4. During the first quarter of 2002, the following guarantees were made by FirstEnergy to support activities of its subsidiaries, FirstEnergy Solutions Corp. (FE Solutions), FirstEnergy Facilities Services Group, LLC (FE Facilities), FirstEnergy Ventures Corp (FE Ventures) and FirstEnergy Generation (FE Generation):

      FE Solutions (Trading - Electric)
                                                            Purpose of
      Beneficiary                      Amount   Terms       Guarantee
      -----------                      ------   -----       ---------
      AES NewEnergy                  1,500,000  (a)         (b)
      Allegheny Energy               3,000,000  (a)         (b)
      American Electric Power Corp  25,000,000  (a)         (b)
      American Transmission System     500,000  (a)         (b)
      Aquila Energy Marketing        8,000,000  (a)         (b)
      BP Energy Trading              3,000,000  (a)         (b)
      Cargil Alliant                 1,000,000  (a)         (b)
      Carolina Power & Light           500,000  (a)         (b)
      Cinergy Capital & Trading        250,000  (a)         (b)
      Cinergy Services, Inc.        10,000,000  (a)         (b)
      CMS Marketing, Service
      and Trading                    1,500,000  (a)         (b)
      Conectiv Energy Supply         2,000,000  (a)         (b)
      Constellation Power Source     5,000,000  (a)         (b)

      Consumers Energy                 250,000  (a)         (b)
      Coral Energy                   5,000,000  (a)         (b)
      Dayton Power & Light           3,000,000  (a)         (b)
      Delmarva Power & Light Co.       750,000  (a)         (b)
      Detroit Edison Co.               500,000  (a)         (b)
      DTE Energy Trading             3,500,000  (a)         (b)
      Duke Power                     1,500,000  (a)         (b)
      Dynegy Power Marketing         5,000,000  (a)         (b)
      El Paso Merchant Energy
      -Gas, LP                       5,000,000  (a)         (b)
      Energy USA - TPC               2,000,000  (a)         (b)
      Entergy - Koch Trading         5,000,000  (a)         (b)
      Exelon Generation              4,000,000  (a)         (b)
      Michigan Electric Transmission   250,000  (a)         (b)
      Midwest ISO                    2,000,000  (a)         (b)
      Morgan Stanley Capital
      Group Inc.                     5,000,000  (a)         (b)
      New York Independent System
      Operator                       1,000,000  (a)         (b)
      New York State Electric & Gas    500,000  (a)         (b)
      Northern Indiana Public Svc    1,000,000  (a)         (b)
      Orion Power Midwest            2,500,000  (a)         (b)
      PJM Interconnection           20,000,000  (a)         (b)
      PP&L EnergyPlus               15,000,000  (a)         (b)
      Public Service Electric & Gas  9,000,000  (a)         (b)
      Reliant Energy Services        5,000,000  (a)         (b)
      Sempra Energy Trading Corp.    2,500,000  (a)         (b)
      Southern Energy Marketing      3,000,000  (a)         (b)
      Tractebel Energy Marketing     1,000,000  (a)         (b)
      TransAlta Energy Marketing Inc.  500,000  (a)         (b)
      Virginia Power                 5,000,000  (a)         (b)
      Williams Energy Services       5,000,000  (a)         (b)

      FE Solutions (Trading - Gas)

      AEP Energy Services Corp.      7,500,000  (a)         (b)
      ANR Pipeline                      50,000  (a)         (b)
      Aquila Energy                  5,000,000  (a)         (b)
      Atlas Resources               10,000,000  (a)         (b)
      BP Amoco                       2,500,000  (a)         (b)
      BP Energy                      8,000,000  (a)         (b)
      Cargil                         4,000,000  (a)         (b)
      Catalyst Energy                  630,000  (a)         (b)
      Cinergy Marketing & Trading    4,000,000  (a)         (b)
      CMS Marketing, Services
      & Trade                        1,000,000  (a)         (b)
      CoEnergy Trading               4,000,000  (a)         (b)
      Colonial Energy                1,000,000  (a)         (b)
      Columbia Gas Transmission
      Corp.                          2,500,000  (a)         (b)
      Columbia Gulf Transmission Co. 1,000,000  (a)         (b)
      Coral Energy Resources         1,000,000  (a)         (b)
      Dominion Field Services        2,000,000  (a)         (b)
      Dominion Retail                1,000,000  (a)         (b)
      Dominion Transmission          3,000,000  (a)         (b)
      Duke Energy Trading and
      Marketing LLC                  2,500,000  (a)         (b)

      Dynegy Marketing & Trade       6,000,000  (a)         (b)
      El Paso Merchant Energy        6,500,000  (a)         (b)
      Energy USA -TPC                4,000,000  (a)         (b)
      Equitable Energy, LLC          3,000,000  (a)         (b)
      Equitable Gas                  1,000,000  (a)         (b)
      Markwest Hydrocarbon           1,000,000  (a)         (b)
      MidAmerican Energy             1,500,000  (a)         (b)
      Morgan Stanley Capital        12,000,000  (a)         (b)
      Natural Fuel Gas .
      Distribution Corp.               250,000  (a)         (b)
      NJR Energy Services            9,000,000  (a)         (b)
      ONEOK Energy Marketing         5,000,000  (a)         (b)
      Paribas Bank                   5,000,000  (a)         (b)
      PEPCO Energy Services          1,000,000  (a)         (b)
      ProLiance Energy               4,000,000  (a)         (b)
      Prudential Securities         25,000,000  (a)         (b)
      Public Service Electric & Gas  1,000,000  (a)         (b)
      Reliant Energy Services        7,000,000  (a)         (b)
      Sempra Energy Trading          1,000,000  (a)         (b)
      South Jersey Resource Group      950,000  (a)         (b)
      Southern Company Energy
      Marketing                      4,000,000  (a)         (b)
      Tennessee Gas Pipeline         1,000,000  (a)         (b)
      Texaco Natural Gas             3,000,000  (a)         (b)
      Texas Eastern Transmission       500,000  (a)         (b)
      TXU Energy Trading             5,000,000  (a)         (b)
      Virgina Power Energy /
      Virginia Power Services        5,000,000  (a)         (b)
      Vista Resources                1,000,000  (a)         (b)
      Western Gas Resources          4,000,000  (a)         (b)
      Williams Energy Services       8,000,000  (a)         (b)
      WPS Energy Services            6,000,000  (a)         (b)

      FE Solutions (Long-Term Supply Contracts
      ----------------------------------------
      Constellation                 46,000,000  5 Years     (b)
      NRG Lake Plant Contract       30,000,000  5 Years     (b)

      FE Generation (Fuel Marketing/Coal)
      Aquila Energy Marketing        2,000,000  (a)         (c)
      Catepillar Equipment Lease       865,000  (a)         (c)
      DTE Coal Services                500,000  (a)         (c)
      MichCon - Sumpter Facility
      Construction                   6,800,000  (a)         (c)
      Peabody Coaltrade              5,000,000  (a)         (c)
      PSEG Energy Resources          1,000,000  (a)         (c)
      Southern Energy Marketing      1,000,000  (a)         (c)

      FE Solutions (Retail)
      Akron Center Plaza             1,000,000  (a)         (d)
      Pitt. Medical Center             800,000  (a)         (d)
      Allegheny Power                  225,000  (a)         (d)
      American Electric Power        1,100,000  (a)         (d)
      Atlantic City Electric        21,500,000  (a)         (d)
      Atlantic City Electric           750,000  (a)         (d)
      Baltimore Gas & Electric          25,000  (a)         (d)
      Cincinnati Gas & Electric      2,600,000  (a)         (d)
      Columbia Gas of Ohio           1,500,000  (a)         (d)

      Dayton Power & Light             280,000  (a)         (d)
      Delmarva Power & Light            25,000  (a)         (d)
      Detroit Edison                 1,000,000  (a)         (d)
      Dominion Peoples               1,000,000  (a)         (d)
      GSA Ohio Bid                   6,000,000  (a)         (d)
      Jersey Central P&L             8,600,000  (a)         (d)
      Northern Indiana Public Svc    7,350,000  (a)         (d)
      PJM                            1,500,000  (a)         (d)
      Potomac Electric Power            25,000  (a)         (d)
      Public Service Electric       43,000,000  (a)         (d)
      Public Service Electric          500,000  (a)         (d)
      State of Michigan                100,000  (a)         (d)

      FE Facilities - HVAC
      Wachovia                       1,100,000  1 Year      (e)
      GE Capital                     3,000,000  5 Years     (f)
      GE Capital                    10,000,000  5 Years     (f)
      Fifth Third Bank               2,000,000  1 Year      (e)

      FE Ventures
      Fleet National Bank           12,000,000  3 Years     (e)
      Chase Manhattan Bank          15,000,000  2 Years     (g)
      General Services Admin.          800,000  2 Years     (h)

      National City Bank            10,000,000  5 Years     (i)

      First Merit Bank               9,624,000  1 Year      (j)

     (a) Such guarantees are issued for a one year term, with a ten-day termination right by FirstEnergy

     (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary

     (c)  Credit backstop to support coal and emission trading

     (d)  Credit requirement in non-FirstEnergy service territories

     (e)  Credit backstop to revolving credit agreement

     (f)  Credit backstop equipment lease agreement

     (g)  Bruce Mansfield oxidation project credit backstop

     (h)  Credit backstop federal courthouse project

     (i)  Credit backstop for real estate financing

     (j)  Credit backstop for two FirstEnergy airplane leases

5. During the period January 1, 2002 through March 31, 2002, the FirstEnergy Companies issued the following indebtedness:

                Transaction  Maturity         Transaction
                   Date        Date   Rate      Amount     Loan Balance
                -----------  -------- ----    -----------  ------------

CitiBank (FE Revolver)
----------------------
FirstEnergy       1/7/02     1/14/02  2.93   (40,000,000)   100,056,875
FirstEnergy       1/14/02    1/14/02  0.00   (75,000,000)             0
FirstEnergy       1/14/02    2/13/02  2.93             0    100,243,750
FirstEnergy       1/18/02    1/25/02  2.86   (50,000,000)    20,011,131
FirstEnergy       1/25/02    2/1/02   2.86   (10,000,000)    10,005,565
FirstEnergy       1/28/02    2/11/02  2.86   100,000,000    100,111,319
FirstEnergy       1/28/02    2/27/02  2.81             0    250,585,937
FirstEnergy       1/31/02    2/14/02  2.93    40,000,000     40,045,500
FirstEnergy       2/1/02     2/1/02   0.00   (10,000,000)             0
FirstEnergy       2/11/02    2/11/02  0.00  (100,000,000)             0
FirstEnergy       2/13/02    2/20/02  2.93   (30,000,000)    70,039,812
FirstEnergy       2/14/02    2/14/02  0.00   (40,000,000)            0

FirstEnergy       2/20/02    3/6/02   2.93     45,000,000   115,130,812
FirstEnergy       2/22/02    3/15/02  2.93    250,000,000   250,426,562
FirstEnergy       2/27/02    3/6/02   2.88    (50,000,000)  200,111,805
FirstEnergy       3/1/02     3/22/02  2.93     40,000,000    40,068,250
FirstEnergy       3/6/02     3/13/02  2.93   (100,000,000)   15,008,531
FirstEnergy       3/6/02     4/5/02   2.94     50,000,000   250,611,979
FirstEnergy       3/15/02    3/28/02  2.99     40,000,000   290,312,857
FirstEnergy       3/22/02    3/28/02  2.99     25,000,000    65,032,364
FirstEnergy       3/28/02    4/5/02   3.11              0    65,044,958
FirstEnergy       3/28/02    4/5/02   3.11    160,000,000   450,311,250

CitiBank (OE Revolver)
---------------------
Ohio Edison       1/24/02    1/31/02  2.41     60,000,000    60,028,145
Ohio Edison       1/31/02    1/31/02  0.00    (60,000,000)            0
Ohio Edison       2/1/02     2/15/02  2.60    200,000,000   200,202,222
Ohio Edison       2/15/02    2/22/02  2.60              0   200,101,111
Ohio Edison       2/22/02    2/22/02  2.60   (200,000,000)            0
Ohio Edison       3/1/02     3/15/02  2.60    125,000,000   125,126,388
Ohio Edison       3/15/02    3/28/02  2.66    (20,000,000)  105,100,953
Ohio Edison       3/28/02    4/11/02  2.66              0   105,108,718

6. During the period January 1, 2002 through March 31, 2002, the following short term debt was issued by the Utility Subsidiaries:

ATSI-Intercompany Loan to:
--------------------------
Ohio Edison       12/31/01   1/2/02    3.55               0  26,081,151
Ohio Edison       1/2/02     1/31/02   3.63               0  26,157,383
Ohio Edison       1/31/02    2/1/02    3.63      15,910,000  42,071,623
Ohio Edison       2/1/02     2/28/02   3.46               0  42,180,954
Ohio Edison       2/28/02    3/1/02    3.46      (5,448,000) 36,736,489
Ohio Edison       3/1/02     3/29/02   2.18      (4,617,000) 32,174,045
Ohio Edison       3/29/02    4/1/02    2.18       7,300,000  39,481,228

FirstEnergy-Intercompany Loan to:
-----------------------------------------
JCP&L             1/2/02     2/1/02    3.63               0  18,257,692
JCP&L             2/1/02     2/11/02   3.46               0  18,275,264
JCP&L             2/11/02    2/11/02   0.00     (18,275,264)          0

Met-Ed            1/2/02     2/1/02    3.63               0  72,314,532
Met-Ed            2/1/02     2/11/02   3.46               0  72,384,133
Met-Ed            2/11/02    2/20/02   3.46     (25,000,000) 47,425,179
Met-Ed            2/20/02    3/1/02    3.46      10,000,000  57,474,922
Met-Ed            3/1/02     3/15/02   2.18      40,000,000  97,557,703
Met-Ed            3/15/02    4/1/02    2.18      30,000,000 127,689,246

Ohio Edison       3/29/02    4/1/02    2.18      75,600,000  75,613,757

Penelec           1/2/02     1/18/02   3.63               0  77,840,131
Penelec           1/18/02    2/1/02    3.63     (20,000,000) 57,921,746
Penelec           2/1/02     2/11/02   3.46               0  57,977,494
Penelec           2/11/02    3/1/02    3.46     (30,000,000) 28,025,964
Penelec           3/1/02     3/15/02   2.18               0  28,049,765
Penelec           3/15/02    4/1/02    2.18      10,000,000  38,089,003

Penn Power Energy 1/2/02     2/1/02    3.63               0  14,870,039
Penn Power Energy 2/1/02     2/28/02   3.56               0  14,909,692
Penn Power Energy 2/28/02    3/1/02    3.56         (11,997) 14,899,165
Penn Power Energy 3/1/02     3/25/02   2.86               0  14,927,601
Penn Power Energy 3/25/02    3/29/02   2.86           3,000  14,935,351
Penn Power Energy 3/29/02     4/1/02   2.86        (158,989) 14,779,887

OES Fuel 1-Intercompany Loan to:
--------------------------------
Ohio Edison       1/28/02    2/28/02   2.45      53,000,000  53,111,587
Ohio Edison       2/28/02    3/28/02   2.53      52,880,000  52,983,850

OES Fuel 2-Intercompany Loan to:
--------------------------------
Ohio Edison       1/15/02    2/15/02   2.50       5,300,000   5,311,386
Ohio Edison       2/15/02    3/15/02   2.53       4,680,000   4,689,191
Ohio Edison       3/15/02    3/28/02   2.58       3,400,000   3,403,161

Ohio Edison-Intercompany Loan to:
---------------------------------
Cleveland Elec     1/2/02    1/31/02   3.63               0  90,553,480
Cleveland Elec    1/31/02     2/1/02   3.63       7,002,000) 83,559,901
Cleveland Elec     2/1/02    2/28/02   3.46               0  83,777,046
Cleveland Elec    2/28/02     3/1/02   3.46      71,220,000 155,011,965
Cleveland Elec     3/1/02    3/29/02   2.18               0 155,275,254
Cleveland Elec    3/29/02     4/1/02   2.18       4,180,000 159,484,272

Toledo Edison      1/2/02    1/31/02   3.63               0  17,261,843
Toledo Edison     1/31/02    1/31/02   0.00     (17,261,843)          0
Toledo Edison     2/28/02     3/1/02   3.46      94,791,790  94,800,913
Toledo Edison      3/1/02    3/29/02   2.18               0  94,961,934
Toledo Edison     3/29/02     4/1/02   2.18      (8,756,000) 86,221,622

PennPower-Intercompany Loan to:
-------------------------------
Ohio Edison        1/2/02    1/25/02   3.63               0  54,203,666
Ohio Edison       1/25/02    1/31/02   3.63      (2,735,000) 51,499,791
Ohio Edison       1/31/02     2/1/02   3.63       4,852,000  56,357,470
Ohio Edison        2/1/02    2/28/02   3.46               0  56,503,926
Ohio Edison       2/28/02     3/1/02   3.46      11,240,000  67,750,446
Ohio Edison        3/1/02    3/29/02   2.18      (9,125,000) 58,725,022
Ohio Edison       3/29/02     4/1/02   2.18     (57,720,000)  1,005,205

Toledo Edison-Intercompany Loan to:
-----------------------------------
Ohio Edison       1/31/02     2/1/02   3.63               0   2,057,363
Ohio Edison        2/1/02    2/28/02   3.46               0   2,062,709
Ohio Edison       2/28/02    2/28/02   0.00      (2,062,709)          0

FirstEnergy-Intercompany Loan to:
---------------------------------
Advanced Tech      1/2/02    1/31/02   3.63               0   5,508,711
Advanced Tech     1/31/02     2/1/02   3.63         166,020   5,675,304
Advanced Tech      2/1/02    2/28/02   3.56               0   5,690,438
Advanced Tech     2/28/02     3/1/02   3.56         (37,702)   5,653,294
Advanced Tech      3/1/02    3/29/02   2.86               0   5,665,882

E-Group            1/2/02     2/1/02   3.63               0   1,380,873
E-Group            2/1/02    2/28/02   3.56               0   1,384,556
E-Group           2/28/02     3/1/02   3.56         156,832   1,541,540
E-Group            3/1/02    3/29/02   2.86               0   1,544,973

EI UK              1/1/02     1/4/02   6.56               0 335,988,103
EI UK              1/4/02    1/18/02   6.56      (1,829,570)335,011,008
EI UK             1/18/02    1/22/02   6.56        (288,915)334,966,068
EI UK             1/22/02     2/1/02   6.56      (2,499,980)333,071,915
EI UK              2/1/02     3/1/02   6.56               0 334,771,322

Facilities Svc     1/2/02     1/3/02   3.63               0  23,856,641
Facilities Svc     1/3/02    1/11/02   3.63          75,000  23,950,937
Facilities Svc    1/11/02    1/14/02   3.63          75,000   4,033,202
Facilities Svc    1/14/02    1/18/02   3.63          75,000  24,117,921
Facilities Svc    1/18/02    1/23/02   3.63      (1,000,000) 23,129,571
Facilities Svc    1/23/02    1/25/02   3.63        (350,000) 22,784,163
Facilities Svc    1/25/02    1/29/02   3.63        (150,000) 22,643,288
Facilities Svc    1/29/02    1/31/02   3.63          50,000  22,697,863
Facilities Svc    1/31/02     2/1/02   3.63         437,267  23,137,462
Facilities Svc     2/1/02     2/4/02   3.56               0  23,144,317
Facilities Svc     2/4/02    2/11/02   3.56        (200,000) 22,960,180
Facilities Svc    2/11/02    2/14/02   3.56        (200,000) 22,766,923
Facilities Svc    2/14/02    2/15/02   3.56        (200,000) 22,569,152
Facilities Svc    2/15/02    2/20/02   3.56       1,800,000  24,381,186
Facilities Svc    2/20/02    2/25/02   3.56        (600,000) 23,792,930
Facilities Svc    2/25/02    2/28/02   3.56      (1,000,000) 22,799,683
Facilities Svc    2/28/02     3/1/02   3.56       1,378,866  24,180,937
Facilities Svc     3/1/02     3/4/02   2.86               0  24,186,706
Facilities Svc     3/4/02     3/5/02   2.86       2,100,000  26,288,797
Facilities Svc     3/5/02    3/13/02   2.86        (125,000) 26,180,442
Facilities Svc    3/13/02    3/15/02   2.86        (350,000) 25,834,550
Facilities Svc    3/15/02    3/18/02   2.86        (200,000) 25,640,666
Facilities Svc    3/18/02    3/25/02   2.86       1,500,000  27,155,774
Facilities Svc    3/25/02    3/28/02   2.86      (1,000,000) 26,162,014
Facilities Svc    3/28/02    3/29/02   2.86        (400,000) 25,764,063

FE Generation      1/2/02    1/31/02   3.63               0 414,946,278
FE Generation     1/31/02     2/1/02   3.63     (10,005,464)404,981,627
FE Generation      2/1/02    2/28/02   3.56               0 406,061,567
FE Generation     2/28/02     3/1/02   3.56     (24,211,123)381,888,156
FE Generation      3/1/02    3/29/02   2.86               0 382,738,489

FE Nuclear        2/28/02     3/1/02   3.56               0  14,009,951
FE Nuclear         3/1/02    3/29/02   2.86               0  14,041,146

FE Properties     2/28/02     3/1/02   3.56         138,286     138,300
FE Properties      3/1/02    3/29/02   2.86               0     138,608

FE Ventures       2/28/02     3/1/02   3.56               0      16,100
FE Ventures        3/1/02    3/29/02   2.86               0      16,136

FirstEnergy Svc    1/2/02    1/31/02   3.63               0   1,991,852
FirstEnergy Svc    1/2/02    1/31/02   3.63               0  24,006,489
FirstEnergy Svc    1/2/02    1/31/02   3.63               0  25,133,103
FirstEnergy Svc   1/31/02     2/1/02   3.63       4,066,413   6,058,876
FirstEnergy Svc   1/31/02     2/1/02   3.63        (406,578) 23,602,290
FirstEnergy Svc   1/31/02     2/1/02   3.63          46,183  25,181,823
FirstEnergy Svc    2/1/02     3/1/02   3.56               0   6,075,631
FirstEnergy Svc    2/1/02     3/1/02   3.56               0  23,667,560
FirstEnergy Svc    2/1/02     3/1/02   3.56               0  25,251,461

FE Solutions       1/2/02    1/25/02   3.63               0 287,029,144
FE Solutions      1/25/02    1/31/02   3.63     (40,690,000)246,488,113
FE Solutions      1/31/02     2/1/02   3.63      20,610,000 267,125,034
FE Solutions       2/1/02    2/28/02   3.56               0 267,837,360
FE Solutions      2/28/02     3/1/02   3.56     (12,674,000)255,188,561
FE Solutions       3/1/02    3/29/02   2.86               0 255,756,778

GPU Capital        1/1/02     2/1/02   6.56               0 859,241,083
GPU Capital        2/1/02     3/1/02   6.56               0 863,625,122

GPU Telecom        1/2/02    1/31/02   3.63               0  15,064,616
GPU Telecom       1/31/02     2/1/02   3.63       1,592,202  16,658,498
GPU Telecom        2/1/02    2/28/02   3.56               0  16,702,920
GPU Telecom       2/28/02     3/1/02   3.56         504,765  17,209,385
GPU Telecom        3/1/02    3/29/02   2.86               0  17,247,704

NorthEast Gas      1/2/02     2/1/02   3.63               0   4,513,606
NorthEast Gas      2/1/02     3/1/02   3.46               0   4,512,127

Penn Power Energy  1/2/02     2/1/02   3.63               0  14,870,039
Penn Power Energy  2/1/02    2/28/02   3.56               0  14,909,692
Penn Power Energy 2/28/02     3/1/02   3.56         (11,997) 14,899,165
Penn Power Energy  3/1/02    3/25/02   2.86               0  14,927,601
Penn Power Energy 3/25/02    3/29/02   2.86           3,000  14,935,351

JCP&L              1/2/02     2/1/02   3.63               0  18,257,692
JCP&L              2/1/02    2/11/02   3.46               0  18,275,264
JCP&L             2/11/02    2/11/02   0.00     (18,275,264)          0

Met-Ed             1/2/02     2/1/02   3.63               0  72,314,532
Met-Ed             2/1/02    2/11/02   3.46               0  72,384,133
Met-Ed            2/11/02    2/20/02   3.46     (25,000,000) 47,425,179
Met-Ed            2/20/02     3/1/02   3.46      10,000,000  57,474,922
Met-Ed             3/1/02    3/15/02   2.18      40,000,000  97,557,703

Penelec            1/2/02    1/18/02   3.63               0  77,840,131
Penelec           1/18/02     2/1/02   3.63     (20,000,000) 57,921,746
Penelec            2/1/02    2/11/02   3.46               0  57,977,494
Penelec           2/11/02     3/1/02   3.46     (30,000,000) 28,025,964
Penelec            3/1/02    3/15/02   2.18               0  28,049,765

GPU Advanced-Intercompany Loan to:
----------------------------------
FE Solutions      2/28/02     3/1/02   3.56               0  13,001,283
FE Solutions       3/1/02    3/29/02   2.86               0  13,030,233

IBJ (Bi-Lateral Facility)
Ohio Edison        1/2/02     1/3/02   2.65              0   23,001,693
Ohio Edison        1/3/02     1/4/02   2.53     (8,500,000)  14,501,019
Ohio Edison        1/4/02     1/7/02   2.40      8,500,000   23,004,600
Ohio Edison        1/7/02     1/8/02   2.47      7,000,000   30,002,058
Ohio Edison        1/8/02     1/9/02   2.34     (5,500,000)  24,501,592
Ohio Edison        1/9/02    1/10/02   2.34    (13,500,000)  11,000,715
Ohio Edison       1/10/02    1/10/02   0.00    (11,000,000)           0
Ohio Edison       1/14/02    1/15/02   2.47     30,000,000   30,002,058
Ohio Edison       1/15/02    1/16/02   2.56    (13,000,000)  17,001,208
Ohio Edison       1/16/02    1/17/02   2.40    (15,000,000)   2,000,133
Ohio Edison       1/17/02    1/18/02   2.34      4,500,000    6,500,422
Ohio Edison       1/18/02    1/22/02   2.34     23,500,000   30,007,800
Ohio Edison       1/22/02    1/23/02   2.47              0   30,002,058
Ohio Edison       1/23/02    1/24/02   2.59     (2,000,000)  28,002,014
Ohio Edison       1/24/02    1/24/02   0.00    (28,000,000)           0
Ohio Edison       1/25/02    1/28/02   2.47     11,500,000   11,502,367
Ohio Edison       1/28/02    1/28/02   0.00    (11,500,000)           0
Ohio Edison        2/4/02     2/5/02   2.53              0    2,500,175
Ohio Edison        2/5/02     2/5/02   0.00     (2,500,000)           0
Ohio Edison       2/14/02    2/15/02   2.47     15,500,000   15,501,063
Ohio Edison       2/15/02    2/19/02   2.53     14,500,000   30,008,433
Ohio Edison       2/19/02    2/20/02   2.47              0   30,002,058
Ohio Edison       2/20/02    2/20/02   0.00    (30,000,000)           0
Ohio Edison       2/28/02     3/1/02   2.56      4,500,000    4,500,320
Ohio Edison        3/1/02     3/4/02   2.47     16,500,000   21,004,322
Ohio Edison        3/4/02     3/5/02   2.47     (4,500,000)  16,501,132
Ohio Edison        3/5/02     3/5/02   0.00    (16,500,000)           0
Ohio Edison        3/6/02     3/7/02   2.34     30,000,000   30,001,950
Ohio Edison        3/7/02     3/8/02   2.47     (5,500,000)  24,501,680
Ohio Edison        3/8/02    3/11/02   2.37    (13,500,000)  11,002,172
Ohio Edison       3/11/02    3/12/02   2.47      7,000,000   18,001,235
Ohio Edison       3/12/02    3/12/02   0.00    (18,000,000)           0
Ohio Edison       3/15/02    3/18/02   2.53     30,000,000   30,006,325
Ohio Edison       3/18/02    3/19/02   2.47              0   30,002,058
Ohio Edison       3/19/02    3/20/02   2.40    (14,000,000)  16,001,066
Ohio Edison       3/20/02    3/21/02   2.40     14,000,000   30,002,000
Ohio Edison       3/21/02    3/22/02   2.47              0   30,002,058
Ohio Edison       3/22/02    3/25/02   2.40    (27,500,000)   2,500,500
Ohio Edison       3/25/02    3/26/02   2.47     10,000,000   12,500,857
Ohio Edison       3/26/02    3/27/02   2.47    (12,500,000)           0

KeyBank(Bi-Lateral Facility)
---------------------------
Ohio Edison        1/7/02     1/8/02   2.75      3,500,000    3,500,267
Ohio Edison        1/8/02     1/8/02   0.00     (3,500,000)           0
Ohio Edison       1/18/02    1/22/02   2.66     11,500,000   11,503,394
Ohio Edison       1/22/02    1/23/02   2.81     (8,000,000)   3,500,273
Ohio Edison       1/23/02    1/23/02   0.00     (3,500,000)           0
Ohio Edison       2/15/02    2/19/02   2.88      8,500,000    8,502,715
Ohio Edison       2/19/02    2/20/02   2.81      3,500,000   12,000,937
Ohio Edison       2/20/02    2/20/02   0.00    (12,000,000)           0

7. During the first quarter of 2002, there were no financings consummated by any Non-Utility Subsidiary that were not exempt under rule 52.

8. Neither FirstEnergy nor any of its Utility Subsidiaries entered into any Hedge Instruments or Anticipatory Hedges during the first quarter of 2002.

9.  Investments  made  during   the  first  quarter  2002  in  any  intermediate
subsidiary or financing subsidiary are as follows:

Company                             Investment
-------                             ----------
                                  (in Thousands $)

Centerior Funding Corp.             (68,070)
FE Facilities Holding Co.              (102)
GPU Power                             1,500
Warrenton River Terminal, Ltd            50
Dunbar Mechanical Inc.                  980

10.   During the first quarter of 2002 FirstEnergy filed no U-6B-2 forms.

11. During the first quarter of 2002, no jurisdictional financing transactions were entered into by any FirstEnergy company.

12. The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2002.

FirstEnergy Corp.         Amount          Ratio
-----------------       ----------        -----
Common Equity           $7,436,518        30.90%
Preferred Stock          1,104,564         4.59%
Long Term Debt          14,645,710        60.87%
Short Term Debt            875,433         3.64%
                        ----------       ------
Total Capitalization   $21,193,758       100.00%
                       -----------       ------

Ohio Edison
Common Equity           $2,623,556        48.12%
Preferred Stock            335,070         6.15%
Long Term Debt           2,206,958        40.48%
Short Term Debt            286,132         5.25%
                        ----------       ------
Total Capitalization    $5,451,716       100.00%
                        ----------       ------

Cleveland Electric
Common Equity           $1,086,519        26.56%
Preferred Stock            265,693         6.49%
Long-Term Debt           2,565,999        62.72%
Short-Term Debt            173,188         4.23%
                        ----------       ------
Total Capitalization    $4,091,399       100.00%
                        ----------       ------

Toledo Edison
Common Equity             $626,633        35.86%
Preferred Stock            126,000         7.21%
Long-Tern Debt.            908,579        52.00%
Short-Term Debt             86,206         4.93%
                        ----------       ------
Total Capitalization    $1,747,418       100.00%
                        ----------       ------

Pennsylvania Power
Common Equity             $227,013        42.56%
Preferred Stock             54,105        10.14%
Long-Term Debt             252,301        47.30%
Short-Term Debt                  -            -%
                        ----------       ------
Total Capitalization      $533,419       100.00%
                        ----------       ------

JCP&L
Common Equity           $3,203,866        69.37%
Preferred Stock            193,600         4.19%
Long-Term Debt           1,221,129        26.44%
Short-Term Debt                  -            -%
                         ---------       ------
Total Capitalization    $4,618,595       100.00%
                        ----------       ------

Met-Ed
Common Equity           $1,307,902        62.00%
Preferred Stock             92,200         4.37%
Long-Term Debt             581,808        27.58%
Short-Term Debt            127,558         6.05%
                         ---------       ------
Total Capitalization    $2,109,468       100.00%
                        ----------       ------

Pennelec
Common Equity           $1,319,873        66.91%
Preferred Stock             92,000         4.66%
Long-Term Debt             522,687        26.50%
Short-Term Debt             38,050         1.93%
                        ----------       ------
Total Capitalization    $1,972,610       100.00%
                        ----------       ------

Note: FirstEnergy's long-term debt is adjusted to include $85 million classified as "Liabilities Related to Assets Pending Sale" on the balance sheet.

13. The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the first quarter 2002.

                                    FirstEnergy        Ohio         Cleveland         Toledo
                                       Corp.           Edison        Electric         Edison
                                    -----------        ------        --------         ------

Balance, January 1, 2002            $1,521,805       $572,272        $150,183         $113,436
Net Income (Loss)                      116,493         56,351          12,696             (708)
Cash Dividends on Pfd Stock                  0         (2,596)         (5,172)          (3,425)
Cash Dividends on Common Stock        (109,726)      (101,200)              0           (5,600)
Premium on Pfd Stock Redemptions             0              0          (3,150)          (1,299)
                                     ---------        -------         -------         --------
Balance, March 31, 2002             $1,528,572       $524,827        $154,557         $102,404
                                    ----------       --------         -------         --------

                                       Penn.
                                       Power           JCP&L           Met-Ed          Penelec
                                       ------          -----           ------          -------
Balance, January 1, 2002              $35,398        $29,343          $14,617          $10,795
Net Income (Loss)                      11,950         39,979           19,118           14,147
Cash Dividends on Pfd Stock              (925)          (753)               0                0
Cash Dividends on Common Stock          (7800)             0                0                0
Premium on Pfd Stock Redemptions            0              0                0                0
                                      -------        -------           ------          -------
Balance, March 31, 2002               $38,623        $68,569          $33,735          $24,942
                                       ------         -----            ------           ------

14. There was no change during the first quarter of 2002 related to the ratings provided by any nationally recognized rating agency for securities issued by FirstEnergy or any of its Utility Subsidiaries.

                                  SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.


May 30, 2002
                                By:        /s/ Harvey L. Wagner
                                    -------------------------------------
                                               Harvey L. Wagner
                                         Vice President and Controller
                                        (Principal Accounting Officer)